S&P Global Ratings

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Research Update:

DRAFT: BRF Downgraded To 'BBB-' From 'BBB' On Delayed Recovery; Outlook Stable

Primary Credit Analyst:
Victor H Nomiyama, CFA, Sao Paulo (55) 11-3039-9764; victor.nomiyama@spglobal.com

Secondary Contact:
Luisa Vilhena, Sao Paulo (55) 11-3039-9727; luisa.vilhena@spglobal.com

Table Of Contents

DRAFT

Research Update:

DRAFT: BRF Downgraded To 'BBB-' From 'BBB' On Delayed Recovery; Outlook Stable

Overview

- Brazil-based food producer BRF should post slower-than-expected recovery of credit metrics in 2017 and 2018.
- Despite management's commitment to reduce leverage and clear signs of margins rebounding, we believe that BRF's credit metrics will continue to be exposed to potential volatility in the future.
- We're lowering our global scale corporate credit and issue-level ratings on BRF to 'BBB-' from 'BBB', and affirming our national scale corporate credit rating at 'brAAA'. We're also removing them from CreditWatch with negative implications.
- The outlook on the global scale rating is now stable, reflecting our view that BRF's leverage ratios will recover in the medium term, with debt to EBITDA around 3.5x in 2017 and 2.5x in 2018.

Rating Action

On Aug. 29, 2017, S&P Global Ratings lowered its global scale corporate credit and issue-level ratings on BRF S.A. to 'BBB-' from 'BBB'. We also affirmed our national scale corporate credit rating at 'brAAA'. We removed the ratings from CreditWatch negative, where we placed them on Aug. 16, 2017. The outlook on both scales is now stable.

Rationale

The downgrade reflects the delayed recovery in BRF's leverage metrics and incorporates our view of volatility risks to its operations. Although we understand that the conditions for the rebound in margins are set and credit metrics should recover in the next few quarters, we believe that company's leverage might fluctuate again given BRF's commodity and foreign-exchange exposure and presence in somewhat unstable regions, such as the Middle East (One Foods), where the company recently suffered from imbalances in supply and demand, increase in taxation and higher competition. As a result of our view of potentially volatile credit metrics, we changed our assessment of BRF's financial risk profile to significant from intermediate.

BRF posted weaker-than-expected results again in the second quarter, with debt to EBITDA reaching close to 5x, mainly due to the sluggish margins of OneFoods operations. Elevated working capital needs in the period, extraordinary expenses related to "Carne Fraca" investigation, and the cash disbursement and the consolidation of debt related to Banvit's acquisition, also took a toll on

the metrics.

We expect a significant increase in profitability in the second half of the year, reflecting the lower grain prices in Brazilian reals that will now be translated in the inventory cycle of BRF and higher profitability of exports due to lower poultry production in Brazil and higher prices in Asia and Europe. We also expect margins of OneFoods to recover from the sluggish 1.6% of the first half, mainly due to lower cost at its own distribution business. These factors give grounds for the company to reach its leverage target of 2.5x in 2018. BRF also intends to perform some minor asset sales in order to achieve that goal.

Our base-case scenario includes the following assumptions:

- Brazil's GDP increasing 0.5% in 2017 and 2.0% in 2018, which would enable BRF to increase its volumes in domestic market slightly;
- Brazil's inflation of 4.2% in 2017 and 4.0% in 2018, affecting expenses;
- End-of-period exchange rate about R$3.35 per $1.00 in 2017 and R$3.40 per $1.00 in 2018;
- Marginal increase in revenues in 2017 and growth of 8% in 2018, with the consolidation of its acquisitions in Asia, the integration of Banvit as of the second half of 2017, and price adjustments in each region according to local inflation rates;
- Average corn prices 15%-20% lower in 2017 in reals and growth in 2018 according to future prices;
- Capex of R$1.9 billion in 2017 and increasing marginally afterwards;
- No dividend payment and no share repurchases while credit metrics remain pressured;
- Cash disbursement for the acquisition of Banvit, totaling close to R$550 million in 2017;
- Sale of treasury shares totaling R$530 million in the third quarter of 2017; and
- No significant M&A activity or asset sales.

Based on these assumptions, we arrive at the following credit metrics:

- Debt to EBITDA around 3.5x in 2017 and close to 2.5x in 2018;
- FFO to debt around 20% in 2017 and in the 35%-40% range in 2018; and
- Free operating cash flow (FOCF) to debt in the 0%-5% range in 2017 and 15-20% range in 2018.

We continue to test BRF's ability to withstand a hypothetical sovereign default of Brazil, to assess if its rating can stay above the 'BB' sovereign rating and the 'BBB-' transfer and convertibility (T&C) assessment. BRF comfortably passes the stress scenario thanks to its sound liquidity cushion, large portion of cash flow generation in foreign currency, and its undrawn committed credit facility. We view the industry in which BRF operates as having moderate sensitivity to country risk, which would allow it to be rated up to four notches above the sovereign. Also, the company's geographic diversification with increased local production following the acquisition of Banvit allows it to be rated up to two notches above Brazil's T&C assessment.

The main assumptions for this stress test in the first year of our forecast are:

- GDP decline of 10%;
- Local currency depreciation of 50%;
- Prices increasing only at half of the inflation rate's pace in the domestic market, but export prices increasing somewhat due to the depreciation of the currency;
- Doubling inflation of 9%, increasing COGS;
- Doubling of grain prices;
- EBITDA margin to decline by 8.5% compared to our base case stemming from weaker volumes and profitability in Brazil, partly compensated by stronger results from external markets;
- Haircut of 10% over cash/bank deposits and of 70% on short-term investments in reals;
- The committed credit facility doubles due to weaker currency because it's dollar denominated;
- Doubling of the dollar-denominated debt;
- Doubling of interest rates increasing expenses for local currency floating rate debt;
- Capex at maintenance levels, doubling dollar-denominated capex; and
- No dividend payments or share repurchases.

Liquidity

We maintain our view of BRF's liquidity as strong, reflecting its sound cash position and smooth debt amortization profile, reinforced by the undrawn portion of its committed credit facility of $350 million. We understand that it maintains a sound relationships with banks, high-standing in credit markets, and is likely to absorb high-impact, low-probability events without refinancing. Also, BRF isn't subject to financial covenants on its debts.

Principal liquidity sources:

- Unrestricted cash position of R$8.9 billion as of June 30, 2017;
- FFO generation of R$3.2 billion over the next 12 months after June 30, 2017;
- Undrawn committed bank lines totaling $350 million;
- Cash proceeds from the sale of shares held in treasury of R$530 million.

Principal liquidity uses:

- Short-term debt of R$4.3 billion in June 30, 2017;
- Working capital outflows of R$443 million over the next 12 months;
- Capex of R$1.9 billion in the next 12 months; and
- No dividend payment in the next 12 months.

Outlook

The stable outlook reflects our view that BRF's profitability and credit metrics will recover, with debt to EBITDA close to 3.5x in 2017 and close to 2.5x in 2018, mainly driven by lower input cost. We also expect a strong recovery of OneFoods' margins starting in the third quarter 2017, with additional contribution from Banvit operations.

Upside scenario

A positive rating action over next 12-24 months could result from sharp deleveraging, with debt to EBITDA well below 2x and FOCF to debt above 25% coupled with our view of the sustainability of those metrics in the long term. This could stem from a faster recovery in Brazil domestic market, coupled with lower grain prices. Also, we would expect to see strong recovery of its Middle East operations.

The potential capitalization of OneFoods could also lead to a positive rating action, depending on the amount the company raises and use of proceeds.

Downside scenario

We could downgrade BRF over the next 12-18 months amid higher volatility of results preventing the company to deleverage, leading to debt to EBITDA above 3.5x and FOCF shortfall in 2018. This could stem from unexpected hikes in grain price coupled with unfavorable foreign exchange, reducing the company's margins and export profits. An economic slump in Brazil could also trigger a negative ration action, because the domestic market still represents a large portion of company's results.

Ratings Score Snapshot

Business risk: Satisfactory
Country risk: Moderately high
Industry risk: Low risk
Competitive position: Satisfactory

Financial risk: Significant
Cash flow/Leverage: Significant
Anchor: bbb-

Modifiers
Diversification/Portfolio effect: Neutral (no impact)
Capital structure: Neutral (no impact)
Liquidity: Strong (no impact)
Financial policy: Neutral (no impact)
Management and governance: Satisfactory (no impact)
Comparable rating analysis: Neutral (no impact)

Related Criteria

General Criteria: S&P Global Ratings' National And Regional Scale Mapping Tables, Aug. 14, 2017
General Criteria: Methodology For Linking Long-Term And Short-Term Ratings,

April 7, 2017
General Criteria: Guarantee Criteria, Oct. 21, 2016
Criteria - Corporates - Industrials: Key Credit Factors For The Branded Nondurables Industry, May 7, 2015
Criteria - Corporates - Industrials: Key Credit Factors For The Agribusiness And Commodity Foods Industry, Jan. 29, 2015
Criteria - Corporates - General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
General Criteria: National And Regional Scale Credit Ratings, Sept. 22, 2014
General Criteria: Methodology: Industry Risk, Nov. 19, 2013
General Criteria: Group Rating Methodology, Nov. 19, 2013
General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
Criteria - Corporates - General: Corporate Methodology: Ratios And Adjustments, Nov. 19, 2013
Criteria - Corporates - General: Corporate Methodology, Nov. 19, 2013
General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013
General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012
General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009
Criteria - Corporates - General: 2008 Corporate Criteria: Rating Each Issue, April 15, 2008

Ratings List

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on the S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.